                                      SECURITIES AND EXCHANGE COMMISSION
                                            Washington, D.C. 20549

                                         SCHEDULE 13G

                                   Under the Securities Exchange Act of 1934
                                             (Amendment No. 15)*

                                              TBC CORPORATION
                                               ---------------
                                               (Name of Issuer)

                                                Common Stock
                                                ------------
                                       (Title of Class of Securities)

                                                 872180 10 4
                                                 -----------
                                                (CUSIP Number)

                                              Not Applicable
                                               --------------
                          (Date of Event Which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         |X|      Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
 Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    (Continued on following page(s))

                                            Page 1 of 5 Pages

========================================= --------------------------------------------- =============================================
CUSIP NO. 872180 10 4                                          13G                      Page 2 of 5 Pages
========================================= --------------------------------------------- =============================================

=========== ================================================================================================================================
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Marvin E. Bruce   S.S. ####-##-####
----------- --------------------------------------------------------------------------------------------------------------------------------
----------- --------------------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 Not Applicable                                                   (a) ___
                                                                                  (b) ___
----------- --------------------------------------------------------------------------------------------------------------------------------
----------- --------------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------------------------------
----------- --------------------------------------------------------------------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.

----------- --------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------- ------- -------------------------------------------------------------------------------------
NUMBER OF SHARES                               5       SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                                       1,644,693 shares of Common Stock
PERSON WITH

                                               ------- -------------------------------------------------------------------------------------
                                               ------- -------------------------------------------------------------------------------------
                                               6       SHARED VOTING POWER

                                                       - 0 -
                                               ------- -------------------------------------------------------------------------------------
                                               ------- -------------------------------------------------------------------------------------
                                               7       SOLE DISPOSITIVE POWER

                                                        1,644,693 shares of Common Stock
                                               ------- -------------------------------------------------------------------------------------
                                               ------- -------------------------------------------------------------------------------------
                                               8       SHARED DISPOSITIVE POWER

                                                       - 0 -
---------------------------------------------- ------- -------------------------------------------------------------------------------------
----------- --------------------------------------------------------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,644,693 shares of Common Stock
----------- --------------------------------------------------------------------------------------------------------------------------------
----------- --------------------------------------------------------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                  Not Applicable
----------- --------------------------------------------------------------------------------------------------------------------------------
----------- --------------------------------------------------------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  7.7%
----------- --------------------------------------------------------------------------------------------------------------------------------
----------- --------------------------------------------------------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                  IN
=========== ================================================================================================================================
                                       *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

                  (a)  Name of Issuer:

                           TBC Corporation

                  (b)      Address of Issuer's Principal Executive Offices:

                           4770 Hickory Hill Road
                           Memphis, Tennessee  38141

Item 2.

                  (a)      Name of Person Filing:

                           Marvin E. Bruce

                  (b)      Address of Principal Business Office or, if None, Residence:

                           3260 Habersham Road
                           Atlanta, Georgia 30305

                  (c)      Citizenship:

                           United States of America

                  (d)      Title of Class of Securities:

                           Common Stock

                  (e)      CUSIP Number:

                           872180 10 4

Item 3.           Rules 13d-1(b) or 13d-2(b) Statement.
                  -------------------------------------

                  Not applicable.

Item 4.           Ownership.
                  ----------

                  The following information concerning ownership of Common Shares is given as of December 31, 2002:

         (a)      Amount Beneficially Owned:

                     10,742       Shares of Common Stock - directly owned

                  1,594,735       Shares of Common Stock - owned by Marvin E. Bruce Living Trust,
                                  Marvin E. Bruce, Trustee

                     39,216       Shares of Common Stock - presently exercisable options
                  ---------

                  1,644,693       Total

         (b)      Percent of Class: 7.7%

         (c)      Number of shares as to which such person has:

                                 (i)   sole power to vote or to direct the vote:

                                       1,644,693 Shares of Common Stock

                                (ii)   shared power to vote or to direct the vote:

                                       -0-

                               (iii)   sole power to dispose or to direct the disposition of:

                                       1,644,693 Shares of Common Stock

                                (iv)   shared power to dispose or to direct the disposition of:

                                       -0-

Item 5.           Ownership of Five Percent or Less of a Class.
                  ---------------------------------------------

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.
                  ----------------------------------------------------------------

                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by
                  ----------------------------------------------------------------------------------------------------
                  the Parent Holding Company.
                  ---------------------------

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ----------------------------------------------------------

                  Not applicable.

Item 9.           Notice of Dissolution of Group.
                  -------------------------------

                  Not applicable.

Item 10.          Certification.
                  --------------

                  Not applicable.

Signature.
----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2003                              /s/ MARVIN E. BRUCE
                                                     -------------------
                                                         MARVIN E. BRUCE